UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

SomaLogic, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

83444K105
(CUSIP Number)

CMLS Holdings II LLC Eli Casdin and Keith Meister c/o Corvex Management LP 667 Madison Avenue New York, New York 10065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d 1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

_______

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	83444K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CMLS Holdings II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

HC, OO

CUSIP No.	83444K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C-LSH II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

HC, OO

CUSIP No.	83444K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

M-LSH II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

HC, OO

CUSIP No.	83444K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	83444K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Partners Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	83444K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Partners GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	83444K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eli Casdin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

HC, IN

CUSIP No.	83444K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Keith A. Meister

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

HC, IN

CUSIP No.	83444K105

Item 1.	Security and Issuer.

The name of the issuer is SomaLogic, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2945 Wilderness Place, Boulder, CO 80301. This Schedule 13D amendment relates to the Issuer's Common Stock, $0.0001 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by CMLS Holdings II LLC, a Delaware limited liability company ("CMLS"), C-LSH II LLC, a Delaware limited liability company (“C-LSH”), M-LSH II LLC, a Delaware limited liability company (“M-LSH”), Casdin Capital, LLC, a Delaware limited liability company (“Casdin”), Casdin Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), Casdin Partners GP, LLC, a Delaware limited liability company (the “GP”), Eli Casdin, a United States citizen and Keith A. Meister, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of CMLS, C-LSH, M-LSH and Keith A. Meister is 667 Madison Avenue, New York, New York 10065 and the principal business address for each of Casdin, the Fund, the GP and Eli Casdin is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.

(c)	The Board of Managers of CMLS is comprised of Eli Casdin and Keith A. Meister. C-LSH and M-LSH are the members of CMLS Holdings II LLC and Eli Casdin and Keith A Meister are the managing members of C-LSH and M-LSH. Eli Casdin is the managing member of Casdin and the GP. The principal business of Casdin is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Casdin is the investment manager to the Fund and the GP is the general partner of the Fund. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of CMLS Holdings II LLC and from private investment funds managed by Casdin, including the Fund, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Issuer entered into an Agreement and Plan of Merger on October 4, 2023 (the “Merger Agreement”) with Standard BioTools Inc., a Delaware corporation (“Standard BioTools”), and Martis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Standard BioTools (“Merger Sub”). The Issuer’s stockholders adopted the Merger Agreement at a special meeting of stockholders held on January 4, 2024 (the “Special Meeting”). Pursuant to the terms of the Merger Agreement, on January 5, 2024, following the filing of a certificate of merger with the Secretary of the State of Delaware, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Standard BioTools (the “Merger”).

Pursuant to the terms of the Merger Agreement, upon completion of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 1.11 (the “Exchange Ratio”) fully paid and non-assessable shares of common stock, par value $0.001 per share, of Standard BioTools (the “Standard BioTools Common Stock”), and cash in lieu of any fractional shares.

In addition, as of the effective time of the Merger, Standard BioTools assumed each Issuer stock incentive plan, each outstanding option to Shares (the “Options”) and each outstanding restricted stock unit convertible into Shares (“RSUs,” and together with the Options, the “Equity Awards”), whether vested or unvested. Each such Equity Award assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Equity Award immediately prior to the effective time of the Merger, except that (A) such Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of Shares subject to such Option immediately prior to the effective time of the Merger multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, (B) the exercise price per share will be the exercise price per share in effect for that Option immediately prior to the effective time of the Merger divided by the Exchange Ratio and rounded up to the next nearest cent and (C) such RSU will vest for that number of shares Standard BioTools Common Stock equal to the number of Shares subject to such RSU immediately prior to the effective time of the Merger multiplied by the Exchange Ratio and rounded to the next nearest share of Standard BioTools Common Stock.

In addition, as of the effective time of the Merger, each Issuer warrant (“Warrants”) shall be treated in accordance with the terms of such warrant.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Merger Agreement, a copy of which is incorporated herein by reference to Exhibit 2.1 of the 8-K filed by the Issuer on January 5, 2024.

Item 5.	Interest in Securities of the Issuer.

As of the Merger, the Reporting Persons were no longer deemed to beneficially own any Shares.

The Reporting Persons have not effected any transactions in the Issuer’s Shares during the past 60 days other than as described herein.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2024
(Date)

CMLS Holdings II LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Manager
(Name/Title)

C-LSH II LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

M-LSH II LLC* By: /s/ Keith A. Meister
(Signature)

Keith A. Meister, Managing Member
(Name/Title)

Casdin Capital, LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners Master Fund, L.P. By: Casdin Partners GP, LLC, its general partner By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners GP, LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

/s/ Eli Casdin*
Eli Casdin
/s/ Keith A. Meister*
Keith A. Meister

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated January 9, 2024, relating to the Common Stock, $0.0001 par value per share, of SomaLogic, Inc. shall be filed on behalf of the undersigned.

January 9, 2024
(Date)

CMLS Holdings II LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Manager
(Name/Title)

C-LSH II LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

M-LSH II LLC By: /s/ Keith A. Meister
(Signature)

Keith A. Meister, Managing Member
(Name/Title)

Casdin Capital, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners Master Fund, L.P. By: Casdin Partners GP, LLC, its general partner By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners GP, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

/s/ Eli Casdin
Eli Casdin
/s/ Keith A. Meister
Keith A. Meister